                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                AMENDMENT NO. 17

                    Under the Securities Exchange Act of 1934

                           Champps Entertainment, Inc.
                  -----------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   909 15K 100
                ------------------------------------------------
                                 (CUSIP Number)

                                  John Zoraian
                           c/o Atticus Capital L.L.C.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022
                                 (212) 829-8100
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 27, 2000
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

                                  SCHEDULE 13D

----------------------                                               -------------------
CUSIP NO. 909 15K 100                                                PAGE 2 OF 8 PAGES
----------------------                                               -------------------

-------------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TIMOTHY R. BARAKETT
-------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)    [ ]

                                                                                            (b)    [ ]
-------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         WC
-------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                      [ ]
         ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         CANADA
-------------------------------------------------------------------------------------------------------

   NUMBER OF      7    SOLE VOTING POWER

    SHARES             5,000
                  -------------------------------------------------------------------------------------
 BENEFICIALLY     8    SHARED VOTING POWER

   OWNED BY            2,862,006
                  -------------------------------------------------------------------------------------
     EACH         9    SOLE DISPOSITIVE POWER

   REPORTING           5,000
                  -------------------------------------------------------------------------------------
    PERSON        10   SHARED DISPOSITIVE POWER

     WITH              2,862,006
-------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,867,006
-------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [ ]

-------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.2%
-------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                               -------------------
CUSIP NO. 909 15K 100                                                PAGE 2 OF 8 PAGES
----------------------                                               -------------------

-------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ATTICUS QUALIFIED PARTNERS, L.P.
-------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)  [ ]

                                                                                            (b)  [ ]
-------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------------------------------------------------------------------------------------------------------

   NUMBER OF      7    SOLE VOTING POWER

    SHARES             -0-
                  -------------------------------------------------------------------------------------
 BENEFICIALLY     8    SHARED VOTING POWER

   OWNED BY            353,152
                  -------------------------------------------------------------------------------------
     EACH         9    SOLE DISPOSITIVE POWER

   REPORTING           -0-
                  -------------------------------------------------------------------------------------
    PERSON        10   SHARED DISPOSITIVE POWER

     WITH              353,152

-------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         353,152
-------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  [ ]

-------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.0%

-------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 909 15K 100                   SCHEDULE 13D                         Page 4 of 8 Pages


          The purpose of this Amendment No. 17 is to report that (i) the ownership of Atticus Qualified Partners, L.P. ("Atticus Qualified") in the Common Stock of the Issuer has decreased from 6.2% to 3.2% of the outstanding shares of Common Stock and (ii) the ownership of Mr. Barakett in the Common Stock of the Issuer has increased from 23.5% to 24.2% of the outstanding shares of Common Stock. All capitalized terms used and not defined herein have the meanings given them in this Schedule 13D as previously amended.

Item 1.    Security and Issuer.

               No change.

Item 2.    Identity and Background.

               No change.

Item 3.    Source and Amount of Funds or Other Consideration.

          Item 3 is amended by replacing the current response with the following paragraph:

          "As of the date hereof, Mr. Barakett is deemed to beneficially own 2,862,006 shares of Common Stock and Atticus Qualified is deemed to beneficially own 2,862,006 shares of Common Stock. With the exception of 5,000 options to purchase shares of Common Stock at an exercise price of $4.00 per share (the "Options"), all 2,862,006 shares of Common Stock deemed to be owned by Mr. Barakett are held by either the Partnerships, the Fund or other funds and managed accounts over which Mr. Barakett has investment discretion. The aggregate purchase price for all the shares of Common Stock of the Issuer that Mr. Barakett is currently deemed to beneficially own is $18,261,403.75. The aggregate purchase price for all the shares of Common Stock that Atticus Qualified Partners, L.P. is currently deemed to beneficially own is $2,196,109.06. The funds for the purchase of the shares of Common Stock held in the Partnerships, the Fund or other funds and managed accounts have come from the working capital of the Partnerships, the Fund or the other funds and managed accounts. The working capital of these entities includes the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley Dean Witter & Co., such loans being secured by the securities owned by them.

Item 4.    Purpose of Transaction.

               No change.

CUSIP NO. 909 15K 100                   SCHEDULE 13D                         Page 5 of 8 Pages

Item 5.    Interest in Securities of the Issuer.

               Item 5 is amended by replacing the current response with the following paragraph:

               "Based on the Issuer's most recent filing on Form 10-Q, dated November 15, 2000, as of November 6, 2000 there were 11,871,527 shares of Common Stock outstanding. Mr. Barakett owns the Options, which are deemed to be outstanding for the purposes of this Amendment No. 17. Therefore, Mr. Barakett may be deemed to beneficially own 24.2% of the outstanding shares of Common Stock, and Atticus Qualified may be deemed to own 3.0% of the outstanding shares of Common Stock. None of Atticus Partners, L.P., the Fund or any of the other funds or managed accounts (other than Dred, Ltd. whose holdings will be reported in a separate Schedule 13D filing) by itself owns greater than 5% of the outstanding shares of Common Stock. Mr. Barakett and Atticus Qualified have the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that they are deemed to beneficially own. All transactions in the shares of Common Stock effected by Mr. Barakett and Atticus Qualified since the most recent filing on Schedule 13D were effected in open-market transactions and are set forth in Exhibit B hereto. Despite the 3.2% decrease in Atticus Qualified's beneficial ownership of Common Stock, the beneficial ownership of Mr. Barakett, who is also deemed to be a beneficial owner of the Common Stock owned by Atticus Qualified, did not decrease correspondingly because the same number of shares of Common Stock disposed of by Atticus Qualified were purchased by other funds and managed accounts whose shares are also beneficially owned by Mr. Barakett."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               No change.

Item 7.    Material to be Filed as Exhibits.

               Item 7 is amended and supplemented by adding the following at the end of the current response:

               Exhibit A to Amendment No. 17:  Joint Filing Agreement.

               Exhibit B to Amendment No. 17:  As described in Item 5.

CUSIP NO. 909 15K 100                   SCHEDULE 13D                         Page 6 of 8 Pages


                                   SIGNATURE-


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 28, 2000                   /s/ Timothy R. Barakett
                                            ---------------------------
                                            Timothy R. Barakett

                                       By: ATTICUS QUALIFIED PARTNERS, L.P.
                                       Manager

Dated:  November 28, 2000              By:  /s/ Timothy R. Barakett
                                            ----------------------------
                                            Timothy R. Barakett